Filed by SafeNet, Inc.
Subject Company: Rainbow Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
File No. 0-20634

SAFENET AND RAINBOW CONFERENCE CALL
Moderator: Anthony Caputo
10-22-03/5:00 pm CT
Confirmation #3466633

SAFENET AND RAINBOW CONFERENCE CALL

Moderator: Anthony Caputo
October 22, 2003
5:00 pm CT

Operator:	I’d like to welcome everyone to the SafeNet and Rainbow conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the number 1 on your telephone keypad. If you would like to withdraw your question, press star, then the number 2. Thank you.

Statements contained in this release that are not historical facts could be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

These statements are based on management’s current expectations and beliefs, are not guarantees of future performance, and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including, among others: the risk that the SafeNet and Rainbow businesses will not be integrated successfully;

SAFENET AND RAINBOW CONFERENCE CALL
Moderator: Anthony Caputo
10-22-03/5:00 pm CT
Confirmation #3466633

Costs related to the proposed merger, the risks that SafeNet and Rainbow will fail to obtain the required stockholder approvals; the risks that the transaction will not close; the risks that the businesses of the companies will suffer due to uncertainty; and other economic, business, competitive, and/or regulatory factors affecting the SafeNet and Rainbow businesses generally, including those set forth in their filings with the Securities and Exchange Commission, including each of Rainbow’s and SafeNet’s Annual Reports on Form 10K for the fiscal year ended December 31, 2002, their most recent Quarterly Reports on Form 10Q, and their Current Reports on Form 8K.

If any of these risks or uncertainties materializes or any of these assumptions prove incorrect, SafeNet’s and Rainbow’s results could differ materially from SafeNet’s and Rainbow’s expectations in these statements.

SafeNet and Rainbow assume no obligation and do not intend to update or alter the forward-looking statements, whether as a result of new information, future events, or otherwise.

I will now turn the conference over to Mr. Tony Caputo. Mr. Caputo, you may now begin your conference. Thank you.

Anthony Caputo:	Good afternoon. I know this is short notice and we’re really pleased that you could join us on the call today. This is a momentous event in the evolution of both Rainbow Technologies and SafeNet and we believe it offers considerable benefits to our various constituents.

SAFENET AND RAINBOW CONFERENCE CALL
Moderator: Anthony Caputo
10-22-03/5:00 pm CT
Confirmation #3466633

Let me first introduce the other participants on today’s call. I’m pleased to be joined by Walter Straub, the Chairman and CEO of Rainbow and Patrick Fevery, Rainbow’s CFO. Also here today is SafeNet’s CFO, Carole Argo.

For the first part of the call, Patrick and Carole will present a brief summary of the third quarter results for each company. Then we’d like to focus more of our time on the merger. Walter and I would also like to share with you some background on how this came together, the expected benefits for the combined organization, and how we’ll proceed over the next few months. Walter:

Walter Straub:	Thank you, Tony. For Q3, 2003, Rainbow reported total revenues of $35.4 million, a 70% increase from Q3 of 2002. The nine months ended September 30th, revenues of $102.6 million increased 11% as compared to the 2002 nine-month period.

For the quarter, our operating margin of 11% increased three points as compared to Q3 of 2002. Our Q3 operating income was $3.9 million; Q3 earnings per share from continuing operations was 11 cents versus 9 cents in Q3 of 2002.

We report our business in two segments: Secure Communications and eSecurity. Reviewing our business our Secured Communications segment reported Q3 2003 revenues of $22.9 million, up 21% from $18.9 in Q3 of 2002. Q3 ’03 sales of governed products increased significantly from Q3 of ’02. Also, our Q3 ’03 booked to bill ratio was greater than one.

SAFENET AND RAINBOW CONFERENCE CALL
Moderator: Anthony Caputo
10-22-03/5:00 pm CT
Confirmation #3466633

We are increasing our investment in communication security products targeted for the government’s Crypto Modernization Program. This total program is estimated at about $10 billion over the next five years.

We are making long-term investments in product development for homeland security with particular emphasis on secured PDAs and infrastructure security, where we are working with the American Gas Institute and Gas Technology Institute and several Gas, Electric, and Utility organizations on the development of new Kryptographic protocols and hardware specifications for supervisory control and data acquisition security.

For the eSecurity segment, Q3 ’03 revenues of $12.6 million increased approximately 10% from Q3 of ’02. Increase in iKey, iGate, and the addition of a Luna security appliance product revenues related to our recent acquisition of Chrysalis-ITS.

We have made significant progress in completing the integration of Chrysalis with Rainbow. The integrated worldwide sales organization now offers a richer set of high assurance solutions.

In Q3, we started iKey deliveries to our European educational systems for youth by teachers and administrators who access confidential student information. Phase I requires approximately 10,000 iKeys.

Recently we announced our next-generation NetSwift iGate that allows companies to access, manage, and secure both Web and client server applications and with first customer ship to Harris Corporation for secure access announced this week.

SAFENET AND RAINBOW CONFERENCE CALL
Moderator: Anthony Caputo
10-22-03/5:00 pm CT
Confirmation #3466633

The pipeline of activities for our Luna and NetSwift iGate appliance products, iKey, and Rainbow Sentinel is gaining momentum on a global basis. We are experiencing a business upturn in Rainbow’s software Sentinel digital rights, these were management products in countries such as Japan where software sales are increasing and in Latin America with our recent expansion and acquisition.

Next year is the 20th anniversary of our Rainbow Sentinel product with over 35 million products sold since introduction. Again, we have seen a sign of improved commercial business activity on a global basis. The outlook on government spending for the year on securing communications remains strong. Given that the company is in the initial phases of the SafeNet merger transaction, it would not be appropriate to provide more guidance at this time. Patrick.

Patrick Fevery:	Thank you, Walt. I would like — I would now like to highlight some of the items on the statements of income and balance sheet of Rainbow Technologies. First of all, in the two segments, security growth margins were 77% versus 65% a year ago. The cost of these security products includes about $1 million of one-time items, including a reversal of warranty accruals no longer needed. Excluding these one-time items, the gross margin would have been approximately 69%, which is a gross margin consistent with our expectations moving forward.

In the Secure Communications segment, the gross margin is currently 22% versus 27% a year ago. The gross margin reflects increased investments in new products.

SAFENET AND RAINBOW CONFERENCE CALL
Moderator: Anthony Caputo
10-22-03/5:00 pm CT
Confirmation #3466633

SG&A is approximately $8.6 million versus $7.8 million or an 11% increase over last year. About $600,000 of SG&A were legal expenses related to the Pickholtz settlement and are not expected to recur. Research and development is about $2 million versus $2.4 million a year ago; this is primarily related to cost savings of offshore R&D activity. Other expense of about a half a million dollars is primarily related to inter-company adjustments and foreign exchange losses.

I would like to highlight some items on the balance sheet now. Cash is up about $8 million versus last December, primarily because of the tax refunds of about $5 million and around $3 million from operations. Accounts receivable is down about $1.7 million from year-end because of effective collection efforts primarily in our government business.

Inventories are up $3 million versus last December, primarily because of acquisition of chips and raw materials for future product delivery. Prepaid expenses are up about $4 million, primarily related to our Chrysalis acquisition, which was completed on September 9th, and taxes and insurance.

Other tangibles and goodwill have increased by about $18 million and that is related to our Chrysalis acquisition, which was recently announced. Accounts payable is up somewhat because of inventory buys previously discussed for chips and raw materials. Accrued acquisition costs are entirely related to the recent Chrysalis acquisition. The same for other accruals.

This concludes the Rainbow balance sheet highlights. I would like now to turn it back to Tony.

SAFENET AND RAINBOW CONFERENCE CALL
Moderator: Anthony Caputo
10-22-03/5:00 pm CT
Confirmation #3466633

Anthony Caputo:	Thanks, Patrick. We’ll spend a few minutes now taking a look at SafeNet’s performance for the third quarter and then move on to the merger. In the third quarter, we continue to see high demand for our products and services in all customer categories.

One thing we’ve seen over the past quarter or so is a higher than expected response from our customers to the combination of the SafeNet and Cylink products covering both VPN and Wide Area Network applications.

That performance only provides greater validation of the strengths of the combination of those products into one system, which protects large enterprises entire network. That system today is the only system, which protects both VPN and Wide Area Network products and therefore, provides low total cost of ownership and very strong security. That validation has been very important to us in the activities that we’re announcing to you today.

Last week, we announced an agreement to acquire the assets of the OEM product group of a Finland-based company, SSH Communications Security. We’re paying about $14 million in cash and this not only will be immediately accretive, but will also add great depth to our content inspection and board level products.

SSH’s is a well known software toolkits who will allow our customers to quickly implement content inspection-based applications. Content inspection remains one of our strategic growth priorities and these technologies will strengthen SafeNet’s position as a single source vendor of our embedded securities. We expect this transaction to close in November.

SAFENET AND RAINBOW CONFERENCE CALL
Moderator: Anthony Caputo
10-22-03/5:00 pm CT
Confirmation #3466633

Also during the quarter we entered into an exclusive marketing and sales agreement with an Australian firm named CTAM. We’ve agreed to acquire exclusive worldwide marketing and production rights to CTAM’s encryption appliances, which protects communications over both ATM and SONET fiber lines at very high speeds.

We also took a major step in diversifying our presence in Canada, signing a partnership with Secured Technologies International. We’ll team with STI to market our SafeEnterprise Security System, the high level opportunities within Canada’s government, and we believe that Ottawa is an especially high potential target for us.

We’re also pleased that we were chosen for the IBM Blue Logic IP Collaboration Program. IBM and selected leading technology companies will work together to enable first-time right design and rapid time-to-market of chip for advanced electronic system products. IBM customers and third-party providers will have access to our technology, teamed with IBM’s leading ASIC manufacturing technologies.

And finally, another important highlight for the quarter was the launch of our SafeXcel 1840, 41, and 42 chips. These are feature rich VPN and SSL chips that will set a new standard for price performance, particularly in the VPN market in mid to high range network devices and appliances.

Now I’d like to ask Carole to review our quarterly financial highlights. Carole.

Carole Argo:	Thank you Tony. For third quarter 2003, we reported revenues of $17.6 million, that’s up $8.8 million or almost 100% compared to revenues of $8.8 million

SAFENET AND RAINBOW CONFERENCE CALL
Moderator: Anthony Caputo
10-22-03/5:00 pm CT
Confirmation #3466633

for the same period of 2002. On a sequential basis, this represents an increase of $2.2 million or 14%, compared to $15.4 million in revenues for the prior quarter.

Our net income for the quarter was $2.6 million or 20 cents per diluted share reported on a non-GAAP basis, compared to non-GAAP net income of $830,000 or 10 cents per diluted share for the same quarter of 2002. Our non-GAAP results were income and losses from discontinued operations, our acquisition-related costs, and we assume a 35% after-tax rate on our earnings. Our non-GAAP adjustments for the quarter 2003 have the effect of increasing our net income by $930,000 or 7 cents per diluted share.

On a GAAP basis, income from continuing operations for the third quarter of 2003 was $1.7 million or 13 cents per diluted share versus income from continuing operations of $877,000 or 11 cents per diluted share for the same period last year.

I’d like to briefly recap some of the financial highlights for the quarter. I will be discussing some non-GAAP financial results which again will not include our acquisition-related charges and will be based on a fully tax rate of 35%.

Financial results for the third quarter of 2003 include the following highlights. First, as I reported, we had sequential increases in revenue of approximately 14%. Our enterprise segment really led the charge here. We grew our revenue by 43% on a sequential basis. This was driven primarily by the strength, of course, of government year end spending as expected.

SAFENET AND RAINBOW CONFERENCE CALL
Moderator: Anthony Caputo
10-22-03/5:00 pm CT
Confirmation #3466633

Strength of our enterprise business more than offset the expected reduction that we experienced in Cisco’s accelerator cards shown in the embedded group. As we have previously communicated, Cisco, we did expect the accelerator cards to drop off in the third quarter. This has happened. And Cisco has gone to less than a 10% customer in our third quarter. And again, this decline was more than offset by our increase in our Enterprise business fueled primarily by government spending.

Our Enterprise Security division had one customer that contributed 15% of total revenues for the third quarter. And we had no other customer that contributed more than 10%.

Our license and royalties were 19% of total revenues as compared to 13% of total revenue for the second quarter of 2003. License and royalty revenues were up significantly due to sales of both software, IP licensing and chip royalties.

Our product revenues represented 53% of total revenues compared to 78% on a year-over-year comparison and 70% sequentially. Our product revenues increased a net of $274,000 or 4% over the second quarter of 2003 fueled by the growth of our Enterprise division and offset by our decline in our accelerator cards to Cisco.

Service and maintenance represented 18% of total revenue in this quarter, fairly constant to the 17% we experienced last quarter.

Our gross margins were 77% in the third quarter of 2003 which is slightly exceeding our guidance that we provided at 75% and is fairly consistent with our 78% margins that we reported in the second quarter of 2003.

SAFENET AND RAINBOW CONFERENCE CALL
Moderator: Anthony Caputo
10-22-03/5:00 pm CT
Confirmation #3466633

Our operating expenses for the third quarter of 2003 were up 10% compared to second quarter of 2003.

On a sequential basis, R&D costs were up by 3% due to additional personnel costs. Our R&D staff now totals approximately 100 employees which is almost half of our total employee base.

R&D as a percentage of total revenues was 22% during the quarter compared to 25% in the previous quarter.

Our sales and marketing expenses were up sequentially by 11%. This is due to additional personnel investments and higher variable selling costs, i.e., commissions based on increased revenue.

G&A expense were up 25% sequentially. As a percentage of total revenues G&A costs were about 10% which is down from 11% in the same quarter of last year and up from our 9% in the second quarter of this year.

Non-GAAP operating income for the quarter was $3.9 million which represents approximately 22% in the quarter which is up from the second quarter of 21%.

And other income for the quarter represents mainly interest income in entire due to the larger available cash balance due to our recent secondary offering.

Now moving to the balance sheet. Cash and investments increased during the quarter to $86 million. Approximately $84 million were the net proceeds for

SAFENET AND RAINBOW CONFERENCE CALL
Moderator: Anthony Caputo
10-22-03/5:00 pm CT
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our recent secondary offering which closed during the quarter. We finished with cash and investments on hand at the end of the quarter of $125 million.

For the entire year, we generated $12.6 million in cash from operations which is net of or excludes the cash that we paid related to the Cylink acquisition and integration which I reviewed to our shareholders at the beginning of this year.

Our accounts receivable increased by $1.6 million during the quarter.

We ended with days sales outstanding of 56 days during the third quarter compared to 55 days in the previous quarter.

Inventory decreased $53,000 during the quarter to $1.5 million.

And inventory days decreased to 32 days. This represents the significant items on the balance sheet other than the company disclosed. The company did complete a settlement of the Cylink shareholder class action suit so you’ll see a significant decline in other assets and other liabilities of about $6-1/2 million during the quarter.

Now moving to the SSH acquisitions, we announced early last week an agreement to acquire substantially all the assets related to SSH’s OEM product group. In addition to those assets and technology we’ll expect to add up to 11 experienced embedded development engineers, up to 15 sales and customer support employees from SSH’s OEM product group.

We currently anticipate that the transaction will close in mid-November and that we will have approximately six weeks of revenues and expenses included in our fourth quarter operations. I’m not able to give you more guidance at this

SAFENET AND RAINBOW CONFERENCE CALL
Moderator: Anthony Caputo
10-22-03/5:00 pm CT
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time given that the company is in the closing process for SSH. And we essentially are effectively in registration for the Rainbow transaction.

And we are not able to, until those transactions close, be able to provide forward-looking guidance. However, we do feel comfortable directing our investors to our 2003 guidance based on a standalone basis excluding SSH that we gave previously in our last quarter.

That concludes the financial overviews. And I’d like to now turn the conference call back to Tony for final comments. Tony.

Anthony Caputo:	Okay I think the report you just heard from Carole and Patrick indicate very clearly that both SafeNet and Rainbow effectively are coming off very strong quarters and are in terrific financial condition.

We at SafeNet believe we are the only company in our market whose technology is sold in every product category, complete systems, hardware, chips, software and licensed intellectual property. Reaching all segments of the market from government to large, midsize and small enterprises and distribution partners and to individual consumers.

Our vision has been to become the global de facto standard for virtual private network security. With the Cylink acquisition we broadened this vision to include both wide area network and VPN security.

Like SafeNet, Rainbow has built an excellent reputation in the markets it serves. Included among the top ten global information security providers, Rainbow has a leading market share in four categories; high assurance Type 1

SAFENET AND RAINBOW CONFERENCE CALL
Moderator: Anthony Caputo
10-22-03/5:00 pm CT
Confirmation #3466633

and satellite link encryption for government customers, secure Web acceleration, software piracy protection, and the USB authentication token segment.

Its iGate SSL VPN appliance products continue to amass product awards from such organizations as the American Electronics Association, Access Control and Management and the Software and Information Industry Association. The IT USB token product won best 2002 award from SC Magazine. And its Sentinel software security token is the worldwide leader for software licensing authentication.

With 18 patents in place, Rainbow is clearly a product-centric company with a passion for innovation and cutting edge encryption-based product development. Both Rainbow and SafeNet are profitable, cash generating companies.

We likely could have continued on our present path, done well and delivered returns for our investors. But it probably would have taken us several years to build separately the combined product platform and in a sense to fill in all the pieces of the puzzle we each needed to become a dominant security provider. Customers want and need a single supplier. And with industry consolidation accelerating, today it’s clear that size does matter.

Walter.

Walter Straub:	Thank you, Tony.

Once this transaction has closed, which we expect to happen in the first quarter of 2004, this combined organization will be one of the largest network

SAFENET AND RAINBOW CONFERENCE CALL
Moderator: Anthony Caputo
10-22-03/5:00 pm CT
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security firms in the world and a truly global corporation, a company whose past, present and future are tied to giving our customers the highest assurance security possible. We have now accomplished a major step forward for both companies in one transaction.

Tony and I believe this merger will be a great success, both because of the excellence of our combined management teams and because it’s truly complementary in terms of market opportunities, products, geographic presence, and channel effectiveness.

The Department of Homeland Security, Bank of America, Cisco Systems, Siemens, First Union Bank, Microsoft, Toshiba, Citibank, the Department of Defense, Texas Instruments, NEC, Department of State, Samsung; they are just some of our combined customers. And with this transaction we’ll be able to offer them a wide array of products and services. And we’ll certainly be adding to this list.

As a combined company, we believe that we will have the most seamless, complete and cost-effective VPN security product offering on the market.

Tony.

Anthony Caputo:	Thanks, Walt. I want to take a few minutes now and summarize the five key reasons for this merger. And then after that we’d like to try and answer some of your questions.

The two companies bring together in total four decades of complementary experience, a strong collection of security products, a large established base of

SAFENET AND RAINBOW CONFERENCE CALL
Moderator: Anthony Caputo
10-22-03/5:00 pm CT
Confirmation #3466633

partners and customers, a proven track record of customer service, and phenomenal talent and energy.

The reasons that we see for this merger are, first, merging our expertise and knowledge base gives us a much greater ability to expand our business in the rapidly growing government encryption market. A particularly fast growing segment of this market is focused on high assurance security which represents a new and higher level of classified or top secret information.

To give you some perspective of the size of this component, the Department of Defense’s Cryptographic Modernization Program is estimated to be a $10 billion effort over a five year period. Meeting the new demands of modern government security calls for the innovative integration of advanced commercial technologies with classic high assurance technology.

Such integration will result in better solutions for the full spectrum of federal and defense security users including the emerging multi-billion dollar market of secure computing, critical infrastructure protection and transformational communications.

We believe SafeNet’s high end commercial product plus our existing development contracts with the National Security Agency combined with Rainbow’s Mykotronx for Secure Communications division significant NSA development programs and market leading products will create a significant opportunity to ramp up to a greater share of this large and expanding high assurance market.

This will be enhanced by a significant number of high assurance engineers. In fact, when the merger is complete, we’ll be the only company offering a range

SAFENET AND RAINBOW CONFERENCE CALL
Moderator: Anthony Caputo
10-22-03/5:00 pm CT
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of both classified and commercial grade security products and services, which is a growing requirement of both government agencies, and in our opinion, a key competitive differentiator in this high growth government market.

The second reason is that we believe the merger will strengthen our position not only in the government but also in the commercial markets. Our SafeEnterprise Security System, now well established among both commercial and government markets, will expand to include Rainbow’s SSL VPN products as well as the USB authentication tokens sold under the award winning iKey name.

The addition of these products will support our single source vendor philosophy. And our priorities will be focused more on integration of the product than elimination of any particular product or service.

We believe that we will become an even more powerful force in the industry and even more responsive to an emerging trend for our customers, that is their need for a single source, seamless security provider.

The third reason for this merger is that we believe the transaction will extend our leading position in the high growth digital rights management arena and will enable the combined company to expand even more rapidly into the consumer market.

Here Rainbow has built a $40 million highly profitable digital rights management business. And we plan to increase the investment in Sentinel, Rainbow’s market leading anti-piracy product. We’ll invest in this business because it offers high profit margins and clearly has excellent expansion potential among larger software manufacturers.

SAFENET AND RAINBOW CONFERENCE CALL
Moderator: Anthony Caputo
10-22-03/5:00 pm CT
Confirmation #3466633

But beyond that, there’s an even greater potential down the road as consumers begin to download low cost software via the Internet for use in their PCs, their personal devices and even their cell phones. SafeNet’s relationships with Texas Instruments where we are providing our encryption technology today into cell phones is a perfect area for the match of the SafeNet technology and the Rainbow digital rights technology. And we believe a path for high growth in this market in the future.

Fourth, the merger will expand and leverage based on a comprehensive distribution platform. Our distribution model was created to reach all segments of the user community. We sell our complete enterprise VPN solutions directly to the government and large financial institutions.

We also distribute our software security product chips, and accelerator cards to a wide variety of OEMs including the leading Internet infrastructure manufacturers, service providers and security vendors. Plus we sell our encryption solutions through OEMs to reach the consumer market with applications such as the Texas Instrument application.

As I discussed a moment ago, this has the potential not only via wireless phones but also PDAs and other handheld devices to broadly penetrate the consumer market. Our distribution strategy has paid dividends in the form of a growing base of partners and customers including the widening group of individual users who care about security.

And we feel strongly that the Rainbow products fit this distribution strategy ideally and that we will be able to help cross sell those products to new customers.

SAFENET AND RAINBOW CONFERENCE CALL
Moderator: Anthony Caputo
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And then finally we believe the transactions will create substantial scale and synergy opportunities that will enhance the proven track records of both SafeNet and Rainbow. With the acquisition Rainbow adds 570 employees, expands SafeNet’s reach into over 12 new countries, adds 4,000 customers, and adds distribution channels in more than 100 countries.

We believe there are strong cross selling opportunities we will introduce each others products to our respective customers and we also believe there are synergies that we will be able to exploit in order to produce strong financial results and returns for our shareholders.

I think with those remarks we are prepared to take questions. But also before we do that I would like to ask Carole to present a summary of the transaction's details prior to taking your questions.

Carole Argo:	Thank you Tony. I would like to provide a financial overview of the transaction and our initial plans related to consolidation and integration of both companies. The planned transactions with Rainbow will be a tax-free stock merger. Each share of Rainbow common stock issued and outstanding immediately prior to the closing date will be automatically converted into .374 shares of SafeNet common stock.

This exchange ratio implies that the share price is $15.34. And reflects the premium to range to shareholders of 36% based on today’s closing price of $11.25. Rainbow options outstanding as of the closing date will be assumed by SafeNet. Each of these options will be converted to an option to purchase share of the SafeNet common stock calculated to the same fixed exchange ratio.

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Now in terms of the transaction we will issue to Rainbow approximately 11.1 million shares on a fully diluted basis representing approximately 43% of the combined company. Existing SafeNet shareholders fully diluted pro forma ownership will be 57% of the combined company. The market value of the transaction is approximately $457 million on a fully diluted basis with an aggregate value of approximately $418 million.

This transaction will be treated as tax-free re-organization under section 368 of the Internal Revenue Code of 1986. It is subject to shareholders approval by both companies and appropriate regulatory review and approval. We do expect the transaction to close during the first quarter of 2004.

Previously mentioned we are not able to provide any forward-looking guidance in regards to the transaction. However we do expect that this transaction will be immediately accretive without synergies excluding acquisition and integration charges. We do anticipate achieving cost synergies in areas of redundancy such as professional services, marketing costs, administrative costs such as insurance regulatory costs, etc.

The preliminary estimates just in this area are about $4 to $6 million on a pretax basis. Let me be clear the driver for this transaction — or the real value of this transactions is the opportunity for growth between the two companies through products and market synergies and we look to improve profits and cash flow for our shareholders.

During 2003 SafeNet leveraged a successful organic growth strategy and acquisitions that met our criteria. We believe that this merger meets the same criteria and provides opportunities for market expansion and significant

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synergies from both the customers and financial perspectives. We expect the merger to be accretive in the first quarter as a combined company.

As we conducted our review of Rainbow, we saw an opportunity to accelerate our enterprise division's growth plan and in particular to capitalize on the enormous growth in the government high assurance markets. The SafeNet enterprise security systems that includes three major product categories services, software and appliances. The addition of Rainbow will be a major growth for our offering for appliances.

This includes Rainbow’s remote access products notably the KiK7 for secure messaging and telephone security and government and commercial satellite down on security. Rainbow also gives us branded enterprise related capabilities with the iGate SSL VPN appliance and the iKey USB authentication token. This will all be important to our product offering as well as our overall revenue expectations going forward.

Rainbow will also have a major impact on our embedded security division anti-piracy products plus the with Sentinel products strengthen our hardware base and Sentinel License Manager product gives our embedded software offering greater growth.

In terms of next steps we will file the registration materials with the SEC and start processing the shareholders approval and regulatory approval which will when we begin filing. The company will continue to operate its separate entities as regulation requires and the integration team will be identifying and addressing the various operational steps that need to be put in place.

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So we can start to implement and put the two companies together as quickly as possible. They also have developed customers call program to insure that the customers are kept informed of the merger and integration plans. In the coming months we will be developing business leader objectives and defining our combined product offering, and expansion plans developing under one branding strategy.

At closing we expect to have our organization fully defined with all of the synergies in place. This includes the structure, product plans and a consistent system technology platform approach and unified business processes will come within the structure.

We expect that this integration process will be completed approximately six months from the time the merger closes. Now I would like to turn the call back to Tony.

Anthony Caputo:	Thanks Carole. In concluding the conference and before opening for your questions I would like to discuss a bit further for a moment how we will proceed over the next several months. First after the closing of the merger Walter Straub has agreed to join the SafeNet board of directors. We are very pleased to announce that today.

And also pleased to announce that Arthur L Money former assistant secretary of defense for command, control, communications and intelligence will also join the SafeNet board after closing. Over the next several months I will be leading an integration team facilitated by outside professionals that will include managers from both companies.

The team will be defining the post merger company, how we will combine the product offering, proposed business processes going forward, our support in

SAFENET AND RAINBOW CONFERENCE CALL
Moderator: Anthony Caputo
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structuring of the issues. Once the transaction is finalized we will then be ready to implement the new structure and make any necessary personnel changes.

I can tell you though that we don’t plan many product changes and indeed will be investing in several of our highest potential products. You can expect to see our newly combined product offering in the second quarter of 2004. At this point in time I would like to ask our operator to rejoin us so we can answer any questions that listeners may have.

Operator:	At this time I would like to remind everyone if you would like to ask a question during this time simply press star and the 1 on your telephone keypad. We will pause for a moment to compile the Q&A roster. Your first question comes from Luca Ippolito with Chesapeake Partners.

Luca Ippolito:	Yes two questions and I got on the call a little late so I apologize if I missed parts of if. The — could you tell us a little bit about the background of the transaction and how this came together.

Anthony Caputo:	The two companies are both encryption experts companies both approximately 20 years old. We have known each other in this marketplace for quite a while and I think it just became clear to Walt and I that we have complimentary products common culture in that we both value very highly strong security.

And that with the growth awareness in the user community in the need for system level security it makes sense to combine product offering in order to provide customers lower total cost of ownership and stronger security.

Luca Ippolito:	So this was not the result of Rainbow actively seeking partners.

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Walter Straub:	No it was not. Like Tony said I think both Tony and I had a desire to build a stronger company. We see a lot of synergies and want to be number one in some of the markets that we spoke about. So it is a growth strategy. By combining our two companies it really puts us in one of the top network security companies.

Luca Ippolito:	And second a clarification did you say that this should take about six months to close?

Anthony Caputo:	No we expect to close the transaction which is subject to both SEC and shareholders approval in the first quarter. And what we said was that we expected to accomplish synergies within — to be completely integrated within six months of the closing date.

Luca Ippolito:	Okay thanks for the clarification.

Operator:	Your next question comes from Joseph Craigen with Needham & Company.

Joseph Craigen:	Thank you just a few quick questions and then I will get back in the queue. First of all any collars or timing lock ups involved with the deal.

Carole Argo:	Yes it is the standard lock up for both parties.

Joseph Craigen:	And no collar?

Carole Argo:	No, no collar because it is a big exchange ratio and we have standard lock ups for all of the facilities and its people.

Joseph Craigen:	And another question Carol I believe there is an IP license deal that is suppose to hit here in the second half did that hit this quarter?

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Carole Argo:	Part of it did hit in Q3.

Joseph Craigen:	Okay so there is still a little bit out there.

Carole Argo:	Yes there is.

Joseph Craigen:	Okay and Tony if you could please just talk about a little bit competition in particular in the government space this quarter. If there is any change there and also pricing — change in pricing.

Anthony Caputo:	I don’t think there was any significant change in competition in the government space or pricing this quarter. But this is slightly off your question but in my mind very related. One of the key aspects of this transaction in our mind is the ability of the combined companies to distance themselves from competition in the government space.

We will be the only company that can protect both top-secret communication and also sensitive but unclassified government communication. So we intend to combine those systems into one product offering which we believe will be a significant competitive differentiator for every other company that is in the market — versus every other company that is in the market.

Joseph Craigen:	More generally in the government space have you seen an increased demand or any change in demand for a suite type of offering?

Anthony Caputo:	I believe that not only in government but also in commercial markets there is growing demand for what you call a suite type of offering. Basically because the recent attacks on networks — the worms that occurred over a month or two

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ago showed many CIOs that their network was vulnerable in its entirety regardless of where the break in occurred or the vulnerability occurred.

And I think many people have concluded that continuing to deploy point products to protect against various vulnerabilities is a very very difficult approach to security. A much better approach is a common system with one policy applied over the entire enterprise. That is why our SafeEnterprise system is doing well in both commercial and government customers.

And with that thought which is in our minds when we think of combining the Rainbow and SafeNet products — much better solution for customers, much lower total cost.

Walter Straub:	Well thank you.

Anthony Caputo:	Thank you.

Operator:	Your next question comes from Michael Tieu of Southwest Securities

Michael Tieu:	Yes hi Tony and Carol and Walter. My question is, you know, you basically now have a very wide product range and what kind of comfort can you give us in terms of how are you going to go about managing all these products? How are you going to build your market and, you know, and that you’re not casting too wide of a net?

Anthony Caputo:	Well I think again what — Michael this is one of the growth synergies in this combination, they have a distribution model in place which is very effective and particularly cost effective in reaching large enterprises and then through OEM relationships, reaching businesses in general, small,

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medium, or large and consumers. We believe that the Rainbow products fit that distribution strategy extremely well.

The government business for example is 100% complementary to the existing SafeNet government business. And while the Rainbow Secure Communications division or known properly as Mykotronx subsidiary will continue to operate as a stand-alone subsidiary will combine distribution to provide a much stronger and seamless view for the customer.

Same thing is true on the embedded or OEM side. We today sell chips, board, and software to OEM customers. The Rainbow (Sentinel) product line which as you remember from our discussion earlier is a highly profitable $40 million business is a sale to the same type of technology company. In this case it’s software providers.

So again the same channel will work in reaching the customers. The combination of the two companies using common channels we think is terrific in terms of the ability to grow revenue and do it in a very profitable manner.

Michael Tieu:	Okay and on the crypto modernization, the $10 billion market, you know, what percentage of that is truly addressable by your combined company?

Anthony Caputo:	Walter

Walter Straub:	Yes we have — Rainbow Mykotronx has approximately 100,000 devices installed in crypto applications in the government. In this modernization program a lot of those products will be upgraded with new algorithms, new capabilities, so we’re — we believe we can not only replace existing units but grow the installed base units that we will have to have there in the future.

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The dollar value I can’t speculate on but it certainly is a large potential, a larger potential, than what we’ve had over the past five years.

Anthony Caputo:	And to add to that as I mentioned earlier we believe the combination of the SafeNet commercial, high security commercial grade products, with the Rainbow top secret products we’ll create a product offering that is superior to any other product offering in the government market. It will be the only offering that can protect the entire government requirement and to be really clear our view here is we’re out to take share in the market.

Michael Tieu:	Okay and when will that program start?

Anthony Caputo:	Well it can’t start obviously until we close but we think that it will be done in phases with the existing Rainbow products very quickly meaning during the integration period of time being managed by one common management platform with the SafeNet products. That will be goal number one.

Goal number two will be to bring to market new appliances containing both Rainbow Mykotronx technology and SafeNet technology. Some investors may remember that SafeNet was awarded by the government, the National Security Agency, a chip development contract to produce a modern IT network encryption system using the government’s high encryption — high security encryption algorithms. We’ll take that technology and combine it with the Rainbow Mykotronx technology and that will be the basis for the next generation of these products which will be very unique in the market.

Michael Tieu:	Great. Thank you and good luck on the integration.

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Anthony Caputo:	Thank you.

Operator:	Our next question comes from Erik Suppiger with Pacific Growth Equities.

Erik Suppiger:	Good afternoon.

Anthony Caputo:	Good afternoon.

Carole Argo:	Hi.

Erik Suppiger:	First of all what was the mix between the embedded and the enterprise revenues for the quarter and where do you think that would fall out once the two companies are combined?

Carole Argo:	Well the mix between this quarter is that we had roughly about 14.2 enterprise and about 3.5 in revenue for the embedded group. As we go forward it’s going to depend on our product lines are, which product more specifically is in each group. Obviously the Mykotronx group will fit more into the enterprise system, it will be to the government product. Some pieces of Rainbow, eSecurity may fit into the enterprise. Those are items that we’re going to be working at as we’re going forward.

However that — Rainbow also has a very substantial large portion of their business that Tony talked about being the leaders in their field that will fit most likely into the embedded business unit.

Erik Suppiger:	So would you anticipate that embedded would — you’d see somewhat of a shift towards embedded?

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Carole Argo:	I think that on a go forward basis that most of the revenues will fit more — half the revenues will still be in the enterprise side of the business but I think that the embedded business unit will have substantially more revenues.

Erik Suppiger:	Okay and then your government — Tony you’ve said in the past your government’s roughly half your business. Was it up — was the government component up significantly this quarter and — as a percentage and where do you think that might fall out as a combined company?

Carole Argo:	Government — I’m not Tony but the government business was approximately 55% in this quarter of overall business and that’s up from last quarter about 7 points. On overall business for government we expect that to be roughly about the same percentage going forward.

Anthony Caputo:	Just on a rough back of the envelope Erik the Mykotronx business is 65% of Rainbow’s revenue. And if you take half of SafeNet’s annual revenues, put those two together, you’re looking at a current run rate that’s in excess of $100 million in the government.

Erik Suppiger:	Okay very good. Last question, your chip royalties were up notably during the quarter. Are you starting to see any volumes with TI at this point or what was driving that?

Carole Argo:	We did actually get some royalties from TI during the quarter but it’s still not meaningful enough for us to be mentioning at this point in time. As you know we do — we continue to expect that TI’s royalties will — their products will shift towards the back half of this year or primarily the fourth quarter and we’ll see a noticeable revenue from TI in the first quarter of ’04 and we’re still staying with that expectation.

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Erik Suppiger:	Okay very good. Thank you.

Anthony Caputo:	Thank you.

Carole Argo:	Thank you.

Operator:	Your next questions comes from Matt Robinson with Ferris Baker.

Matt Robinson:	Hey Tony, congratulations on your move up on the stack here. Can you comment on — looked like services got a little out ahead of products in terms of sequential growth? Can you comment on that where that was your managed services or not? Also, that license and royalty might reflect some — be more reflective of software licenses rather than IP and then also maybe give us a little update on what Chrysalis has been up and how that’s going to dovetail with what you’ve been doing.

Carole Argo:	Well the service and maintenance was sequentially over — relative to product revenues. We did have a bit of a increase, more of an increase this year over past years, over the growth of our managed service so that managed service component. So that does account for a bit more of the increase in service and maintenance.

And Matt if you could just repeat your second question.

Matt Robinson:	Oh that had to do with license and royalties, whether it was IP or software.

Carole Argo:	It was all areas. All areas grew during the quarter.

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Matt Robinson:	And when you do the IP does that count for embedded or I guess it would be embedded not enterprise.

Carole Argo:	embedded.

Matt Robinson:	Yes okay and then the other question was related to Chrysalis which I guess Rainbow recently acquired.

Anthony Caputo:	Walt.

Walter Straub:	Yes we closed the transaction I believe on September 9th so that’s a big part of our ongoing revenue forecast. We have about completed the integration and our sales teams are selling at both our iGate Luna products together and we’re very optimistic about the revenue and profit contribution going forward from the Chrysalis high assurance product line.

Anthony Caputo:	And just to add to that a second we see the Chrysalis products as being consistent with the distribution strategy I was talking about before. Chrysalis primarily sells to high security government, high security customers, in government, finance, and then they have an OEM relationship with VeriSign.

Matt Robinson:	Okay.

Anthony Caputo:	We think their business will fit just fine into the combined company’s business model going forward.

Matt Robinson:	Now I guess I was meant to ask also where will be the major operating sites of the company? You mentioned a lot of countries where there’s.

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Anthony Caputo:	Well, I mean, the main — the major sites are — SafeNet’s headquarters in the Baltimore area Rainbow’s headquarters in Irvine which is where we all are today. The Mykotronx location in Torrance, California — also in the LA area.

Outside the United States Rainbow has a significant presence in the Asia Pacific area with both a sales and support activity and development staff in China and India. And in Europe the combined companies have offices in UK, the Netherlands, sales office in France, and then the group of people that we just acquired in Finland.

Matt Robinson:	Thank you.

Anthony Caputo:	You’re welcome.

Operator:	Your next question comes from Sam Sabagh with Quattro.

S.T. Tolliver:	Yes thank you. It’s S. T. Tolliver for Sam. Couple of quick questions, what regulatory approvals are required given the sensitive nature of your business operation do you expect to have any dialog with the defense department or with Homeland Security agencies as well?

Anthony Caputo:	Well Carol can you...

Anthony Caputo:	talk in general and then I’ll talk about the...

Carole Argo:	We do have — just generally we do need to get approval from the SEC and that’s a process — that’s a filing that we expect to happen very shortly.

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Other than that of course the SEC has to review our registration but that’s really the mandatory regulatory approval to review.

Anthony Caputo:	And to add to that (Walt) and I as part of our due diligence had visited with key top level government executives who work in the sensitive areas of the government and have briefed them of our plans prior to going forward. And (Walt) you might want to comment to this but we received...

Walter Straub:	Favorable review.

Anthony Caputo:	Yes very favorable.

Walter Straub:	Of course since both companies do business with various government agencies there are no major issues to combine with the two companies.

S. T. Tolliver:	Great. Thank you and congratulations.

Anthony Caputo:	Thank you.

Operator:	You have a follow-up questions from Erik Suppiger with Pacific Growth Equity.

Eric Suppiger:	Hi I’m just curious Tony in terms of the timing on this. You’ve completed Cylink a couple quarters ago and you just made another acquisition a week ago. What prompted you to act now?

Anthony Caputo:	We see customers increasingly saying to us the more that you can combine product offerings the better we’ll like it. It will lower my total cost of ownership and most importantly give me better security. And when we

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looked at the opportunities that were available to us we found that only Rainbow would be a combination which would touch all areas of our business and thus help us accelerate growth in what is as we all know today a very high growth market. So it’s just what the best opportunity that existed and one that both Walt and I as executives who’ve worked in this business for awhile knew was the right thing to do for all our shareholders.

Erik Suppiger:	Okay and then Carol is there any reason why we wouldn’t expect a typical fall off in government business in the December quarter?

Carole Argo:	I don’t think you’ll see as high the growth in the second and third quarter on a sequential basis but you generally don’t for us. We can also see strong government sales in our fourth quarter. So third and fourth quarter stronger group sales to date now. But I know we - generally we get weaker during second quarter than perhaps the first quarter would you be similar?

Walter Straub:	The other approach to the Rainbow government business.

Anthony Caputo:	So it has to do with the budget cycling, you know, as we all know that government budget cycle ends on September 30 so they’re going to spend all their money and then on October 1 in effect they get new money. So those are the two strong quarters.

Erik Suppiger:	Very good, thank you.

Anthony Caputo:	Thank you.

Operator:	Your next question comes from Jonathan Ruykaver with Raymond James.

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Jonathan Ruykaver:	Hi Tony, hi Carol. This question might sound a little bit repetitive but I’m just looking at the growth out of SafeNet this year and the expected growth expectations going forward. And I’m not all that familiar with Rainbow but it doesn’t look like the growth has been nearly as strong as what we’ve seen out of SafeNet and that’s really Tony looking at the top line growth but also on the earnings side. And so I can see how by combining the company you could definitely get to a certain scale where you could drive cost savings and integration efficiencies and hence accretion.

I’m still trying to come — to better understand the synergies from a longer term perspective, how you will be able to overall enhance the growth opportunity from the combined company looking at Rainbow’s growth? So I'm just trying to understand how you’re going to accelerate what has been relatively lower growth at Rainbow compared to SafeNet.

Walter Straub:	Jonathon I think that the key to that is the system level approach to security that we’ve been speaking about this afternoon. We find that customers when you go to them and say here’s a much more complete solution to your security problem respond wonderfully — meaning they buy. I think there’s an existence proof to that in what we’ve accomplished over the last 12 months with Cylink.

Cylink was a business that was never mind not growing as fast as SafeNet, it was declining. And the combination of both Cylink products and the existing SafeNet products into a system which protected both VPN and wide area network products solved the customers problems much better than standalone solutions from either company or both companies.

We think the same paradigm exists here that when you combine for example — I’ll take — I’ve been talking a lot about

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commercial markets for a second. When you combine Rainbow’s SSL VPN appliances with Safenet’s VPN product offering and wide area network product offering under one common management platform you can then go to the CIO of a major commercial institution and take care of a broad range of his encryption based security needs much better than if he has to buy a box from one company and a box from the other. Our experience shows us that you can drive total revenue up through this approach. So that’s what we intend to in the commercial market.

We’ll do the same thing in the government market by combining the top security appliances with the commercial grade appliances into one system that will be the only such system on the market. And then with the OEM side we’ll take the existing Rainbow business which can grow just by attention and then add that to our Texas Instrument business and leverage one capability off the other. We think we’ll end up with one and one being equal to more than two in each of those three areas.

Jonathan Ruykaver:	Okay. A question just related to the potential accretion. I know you’re not going to comment on it at this point but is it safe to assume looking at the operating process that Rainbow assumes - generated approximately 4 million in the quarter, that is a number we should be using as a base? And then I think Carol you mentioned approximately 6 million in cost savings out of Rainbow, is that true?

Carole Argo:	Well I said we expect of the very obvious areas that I mentioned we identified roughly 4 to 6 million of the combined company in a cost saving.

Jonathan Ruykaver:	The combined companies, okay, okay. Okay and just one other question along those same lines. I know when you announced the Cylink

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acquisition back in October of last year you did actually give specific guidance as it related to earnings expectations in ‘03. I’m just wondering why you can’t do that at this point.

Carole Argo:	Evidentially, you know, stronger regulations since that timeframe that really precluded me from going down further. Now trust me I had a lot more detailed information and very explicit detail that I would really love to share with you guys but we’re ...
Johnathan Ruykaver:
Okay.

Anthony Caputo:	Not allowed.

Carole Argo:	....in stronger times here.

Jonathan Ruykaver:	Okay well thank you very much.

Anthony Caputo:	Thank you.

Jonathan Ruykaver:	Yes, bye.

Operator:	Your next question comes from Joe Maxa with Dougherty & Company.

Joe Maxa:	Yes question on the Sentinel business, what was the growth this quarter over last and what’s your future outlook for that excluding the combined companies and what you’re planning to do? And then a little more color if you could tell us what the synergies and where you’re going again with that business?

2

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Walter Straub:	This is Walt. The Sentinel growth continue — we continue to experience the strongest growth in the Asian markets offsetting some of the flatness in the United States. However the pipeline of activity for Sentinel makes us very optimistic that with the next software IT spending cycle that the business will increase. We’ve expanded our operations in Latin America. We now have our own operation there. We saw rebound in Japan for the first time in about six quarters. So we’re very bullish about the business going forward.

We’re introducing some new features, new capabilities next year, a brand new type of platform for software management, digital rights management. So we’re moving that business forward.

Anthony Caputo:	The second part of your question was kind of aimed at — roadmap going forward, how’s this going to work? Walt kind of alluded to some it in the last few comments he made. There is a brand new product coming. We expect it to be introduced in the first quarter which will take digital rights management to the enterprise server market and perhaps some other markets.

In addition as I mentioned in some of my comments SafeNet has a relationship in place that let’s us be in a very large number — our encryption chip designs to be in a very large number of cell phones because we have a relationship with Texas Instruments, the market share leader, in that segment. The providers of those cell phones need applications using the encryption and one of the primary applications where they want encryption is digital rights management so we are working very quickly.

In fact I currently have a prototype of a cell phone with me today that has digital rights management on it and we will be bringing together the Rainbow digital rights management technology and SafeNet technology to penetrate the

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consumer market through our relationship with Texas Instruments. The combination of the — so in summary the combination of the investments that Rainbow has been making plus the new markets that SafeNet opens to that technology we think create the basis for a growth business.

Joe Maxa:	Is there competition in that DRM platform you’re talking about?

Anthony Caputo:	There is competition in, you know, in all markets and you probably are familiar with some of Rainbow’s competition. In the cell phone market we have a certain advantage in that it’s our chip inside the cell phone containing TI chips and TI has about a 60% market share in cell phones. So we have some advantages in that area that we think we’ll be able to exploit.

Joe Maxa:	Okay thank you.

Anthony Caputo:	Thank you.

Operator:	Your next question comes from Howard Smith with First Analysis.

Howard Smith:	Yes, good afternoon. My question was actually just answered. Thanks a lot.

Man:	But I have a follow-up (unintelligible).

Man:	(Unintelligible) question was this. Rainbow technology, you know, on the pro forma results it looks like the tax rate as it’s being accrued is about 15%. I just wanted to know, you know, am I right in that and...?

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Man:	Yes this is Patrick Fevery from Rainbow. Our effective tax rate that we’re currently using is 18%. The reason for that is that in the current year we are not paying any federal taxes at this point through year-end.

Man:	All right thank you very much and congratulations to all of you.

Anthony Caputo:	Thank you.

Walter Straub:	Thank you.

Operator:	Your next question comes from Rob Amam with Founders Asset Management.

Rob Amam:	Yes I guess the question would be for Walter — just if you could lay out what the long term business model for Rainbow looks like in terms of margins and, you know, post the recent acquisition on a standalone basis — just what you and the company have kind of internally targeted there.

Walter Straub:	Sure. If you’re going to look at our two business segments they are Secure Communication segment we report according to Government Cost Accounting Standards where gross margin is approximately equal to operating margins. Therefore you’ll see gross margins ranging from anywhere to about 18 to 22% but that is equivalent to our operating margins.

Our margins in our commercial endeavors eSecurity are somewhere in the area of 70 to 72%. I think we reported 69% in the last quarter but our goal going forward is about 70 to 72%.

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So because we report one segment according to traditional GAAP and the other segment towards — with Government Cost Accounting looking at gross margins by themselves is somewhat misleading. You have to look at the blended operating margin to get a true picture of the standalone basis of the company.

Rob Amam:	And what are the operating margins look like on the second segment?

Walter Straub:	The second segment reported for Q3 I think we reported (unintelligible).

Man:	There were some unusual items in there that we reversed one accrual which gave it 77% gross margins but the normal margin moving forward is in the high 60s to low 70s.

Rob Amam:	Yes, no I’m really trying to get...

Walter Straub:	Gross margins.

Rob Amam:	Yes.

Man:	Current margin is currently above 11% for the combined business.

Rob Amam:	But right — I thought — but in terms of the long term model are both of the companies earning peak now in terms of where the operating margins could go and we should expect, you know, margins to stay...?

Anthony Caputo:	(Rob) this is Tony. We’ve looked at this and we think that both businesses can have operating margin at least in the 20s. The Secure Communications business is doing that on a fairly regular basis right now so we think that the

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eSecurity business when put into the SafeNet business model is going to have margins that will make all of us smile.

Rob Amam:	Okay, thank you.

Operator:	Your next questions comes from Matt Robinson with Ferris Baker.

Matt Robinson:	Hi — quick one. You guys all going to be at AEA this year?

Walter Straub:	Yes thank you for asking. We will all be at AEA.

Matt Robinson:	Okay, see you then.

Walter Straub:	Yes, see you then.

Operator:	Your next question comes from (Yosee Lipsker) with REA. (Yosee) your line is open. That question has been withdrawn.

At this time there are no further questions. Mr. Caputo do you have any closing remarks?

Anthony Caputo:	Thank you Operator.

Ladies and gentlemen we appreciate your interest today and attendance at this conference call for what we think is a milestone event in the growth of both companies. This is a merger aimed at creating high growth and high profitability at the same time and I think we all feel really optimistic about being able to do that.

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We appreciate your interest and your continued support of both companies.

Walter Straub:	Thank you.

Anthony Caputo:	Thank you, good evening.

Operator:	This concludes today’s SafeNet and Rainbow conference call.

END